UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EPOCH HOLDING CORPORATION

Name of Issuer

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

29428R 10 3

(CUSIP Number)

William W. Priest c/o Epoch Holding Corporation 640 Fifth Avenue New York, New York 10019 (212) 303-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29428R 10 3

1.	Names of Reporting Persons. William W. Priest
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,575,284
	8.	Shared Voting Power: 769,386
	9.	Sole Dispositive Power: 1,575,284
	10.	Shared Dispositive Power: 769,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,344,670
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 9.90% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 29428R 10 3

1.	Names of Reporting Persons. The Trustees of the Broadview Trust u/a/d/ January 20, 2009
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 240,683
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 240,683
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 240,683
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 1.02% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note:

The transactions reported in this Amendment No. 1 to Schedule 13D (the “Amendment”) relate to the entry by William W. Priest and the Trustees of the Broadview Trust u/a/d/ January 20, 2009 (the “Broadview Trust”), into a voting and support agreement (the “Voting Agreement”), dated as of December 6, 2012, with The Toronto-Dominion Bank (“TD”) and Empire Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of TD, in connection with the entry by Epoch Holding Corporation (“Epoch” or the “Company”) into an Agreement and Plan of Merger, dated as of December 6, 2012, with TD and Merger Sub.

This Amendment amends and supplements, in accordance with Rule 13d-2, the Schedule 13D previously filed by and on behalf of Mr. Priest on June 2, 2004 relating to shares of common stock of J Net Enterprises, Inc., the predecessor to the Company (the “Original Filing”). This Amendment constitutes the initial report on Schedule 13D for the Trustees of the Broadview Trust. In this Amendment, each of Mr. Priest and the Trustees of the Broadview Trust are referred to as a “Reporting Person” and are collectively referred to as the “Reporting Persons”.

Since the date of the Original Filing, Mr. Priest has acquired 423,351 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) through grants, share purchases and the exercise of options, and he has disposed of 1,986,089 shares of Common Stock through sales, contributions to trusts, and gifts. As a result of these transactions, (i) the Trustees of the Broadview Trust hold 240,683 shares of Common Stock and (ii) Ms. Katherine M. Bristor, Mr. Priest’s wife, holds 528,703 shares of Common Stock. Ms. Bristor is also a party to the Voting Agreement.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 1 relates to the Common Stock. The address of the principal offices of the Company is 640 Fifth Avenue, New York, New York 10019.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) — (c) and (f). This Amendment No. 1 is being filed by the Reporting Persons.

Mr. Priest is a director and the Chief Executive Officer of the Company. His address is c/o Epoch Holding Corporation, 640 Fifth Avenue, New York, New York 10019. Mr. Priest is a citizen of the United States of America.

The Broadview Trust is a New York trust with its principal business and offices located at 2 East 70th Street, New York, New York 10021. The principal business of the Broadview Trust is to hold shares of Common Stock. The Trustees of The Broadview Trust are Mr. Priest and Mr. Jonathan L. Koslow.

(d) — (e). None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

As described further below under Item 4, on December 6, 2012, Epoch, The Toronto-Dominion Bank (“TD”) and Empire Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of TD, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which TD has agreed to acquire Epoch through the merger of Epoch into Merger Sub, with Epoch surviving the merger as an indirect wholly owned subsidiary of TD.

In connection with the execution of the Merger Agreement, TD and Merger Sub have entered into several voting and support agreements with certain of Epoch’s directors and certain members of Epoch’s senior management and the trustees of certain trusts for their benefit, including the Reporting Persons and Ms. Bristor. Pursuant to the terms of the voting and support agreement between the Reporting Persons, Ms. Bristor, TD and Merger Sub, dated as of December 6, 2012 (the “Voting Agreement”), the Reporting Persons and Ms. Bristor have agreed in their capacities as Epoch stockholders among other things: (i) to vote the shares of Common Stock held by them in favor of the adoption of the Merger Agreement and against any alternative proposal; and (ii) not to transfer any shares of the Company subject to the Voting Agreement, subject to certain exceptions. The Reporting Persons and Ms. Bristor have not received any monetary consideration as a result of entering into the Voting Agreement and have not purchased any securities of Epoch in connection with the transactions described herein.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Merger Agreement

On December 6, 2012, Epoch, TD and Merger Sub entered into the Merger Agreement, pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Epoch, with Epoch surviving the merger as an indirect wholly owned subsidiary of TD (the “Merger”). The Merger Agreement was unanimously approved by Epoch’s Board of Directors.

At the effective time of the Merger, each share of Common Stock (other than treasury shares held by Epoch and any shares of Common Stock held by TD or any wholly-owned subsidiary of TD or Epoch or any person who properly demands statutory appraisal of their shares) will be converted into the right to receive an amount in cash equal to $28.00, without interest (the “Merger Consideration”). Each option to acquire Common Stock that is outstanding, whether vested or unvested, at the effective time of the Merger will be canceled in exchange for the right to receive the Merger Consideration minus the exercise price per share of the option. Each share of restricted Common Stock that is outstanding at the effective time of the Merger will convert into the right to receive the Merger Consideration per share of restricted stock.

No adjustment to the Merger Consideration will be made on account of the previously announced $0.75 per share special dividend or any ordinary quarterly dividends payable prior to the closing.

Epoch and TD each made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants by Epoch to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The consummation of the Merger is subject to customary closing conditions, including, among others, approval by Epoch’s stockholders, the receipt of consents from Epoch clients representing at least 80% of Epoch’s management fee revenues, the absence of certain legal impediments to the consummation of the Merger, the receipt of required governmental consents and approvals, the early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and, subject to materiality exceptions, the accuracy of representations and warranties made by Epoch and TD, respectively, and compliance by Epoch and TD with their respective obligations under the Merger Agreement. The Merger is not subject to any financing condition.

The Merger Agreement requires Epoch to convene a stockholders meeting for purposes of obtaining the necessary stockholder approval and, subject to certain exceptions, Epoch has agreed (i) not to solicit alternative transactions or enter into discussions concerning, or provide confidential information in connection with, any alternative transaction and (ii) that Epoch’s Board of Directors will recommend that Epoch’s stockholders adopt the Merger Agreement.

Prior to adoption of the Merger Agreement by Epoch’s stockholders, Epoch’s Board of Directors may, in certain circumstances, change its recommendation that Epoch’s stockholders adopt the Merger Agreement, subject to complying with certain notice and other specified procedures set forth in the Merger Agreement, including giving TD the opportunity to propose changes to the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances, including by Epoch, prior to the adoption of the Merger Agreement by Epoch’s stockholders, in the event that Epoch receives an unsolicited proposal that Epoch’s Board of Directors concludes, after following certain procedures, is a Superior Proposal (as defined in the Merger Agreement). In addition, TD may terminate the Merger Agreement under certain circumstances, including if Epoch breaches its non-solicitation obligations under the Merger Agreement or if Epoch’s Board of Directors changes, withholds, or fails to reaffirm its recommendation that Epoch’s stockholders adopt the Merger Agreement, or approves a proposal for an alternative transaction. In the foregoing circumstances, Epoch would be required to pay TD a termination fee of $20 million.

Voting Agreement

In connection with the execution of the Merger Agreement, TD and Merger Sub have entered into several voting and support agreements with certain of Epoch’s directors and certain members of Epoch’s senior management and the trustees of certain trusts for their benefit, including the Reporting Persons and Ms. Bristor. Pursuant to the Voting Agreement, the Reporting Persons and Ms. Bristor have agreed in their capacities as Epoch stockholders among other things: (i) to vote the Shares in favor of the adoption of the Merger Agreement and against any alternative proposal; and (ii) not to transfer any shares of Epoch subject to the Voting Agreement, subject to certain exceptions. The Reporting Persons and Ms. Bristor have not received any monetary consideration as a result of entering into the Voting Agreement and have not purchased any securities of Epoch in connection with the transactions described herein.

The Voting Agreement will terminate on the earlier of the effective time of the Merger and the date that the Merger Agreement is terminated.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and which are incorporated herein by reference. This Amendment No. 1 does not purport to amend, qualify or in any way modify either the Merger Agreement or the Voting Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)	In the aggregate, the Reporting Persons and Ms. Bristor beneficially own, as of December 12, 2012, 2,344,670 shares of Common Stock, representing approximately 9.90% of such class of securities. This percentage is based on a total of 23,674,999 shares of Common Stock, consisting of the shares of the Common Stock outstanding as of November 1, 2012, as reported in Epoch’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

(b)	Mr. Priest has sole authority to vote and dispose of the shares of Common Stock held by him and reported in this Amendment. Mr. Priest has shared authority to vote and dispose of shares of Common Stock held by the Trustees of the Broadview Trust and Ms. Bristor and reported in this Amendment. Mr. Priest disclaims beneficial ownership of any shares owned by the Trustees of the Broadview Trust or Ms. Bristor. This statement should not be deemed to be an admission that Mr. Priest is a member of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c)	Except as otherwise described herein, none of the Reporting Persons have effected any transaction in shares of the Common Stock from October 13, 2012 (the date 60 days prior to the date of filing of this statement) to December 12, 2012.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The disclosure in the other Items of this Schedule 13D regarding the Voting Agreement including such disclosure in Items 3, 4 and 5, is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement (filed herewith).

2.	Agreement and Plan of Merger, dated as of December 6, 2012, by and between Epoch Holding Corporation, Empire Merger Sub, Inc. and The Toronto-Dominion Bank (filed as Exhibit 99.1 to Epoch’s Current Report on Form 8-K on December 6, 2012 and incorporated by reference into this Item 7).

3.	Voting and Support Agreement, dated as of December 6, 2012, among The Toronto-Dominion Bank, William W. Priest, Katherine M. Bristor and The Broadview Trust (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2012

/s/ William W. Priest
William W. Priest

/s/ William W. Priest
William W. Priest, as Trustee of the Broadview Trust u/a/d/ January 20, 2009

/s/ Jonathan L. Koslow
Jonathan L. Koslow, as Trustee of the Broadview Trust u/a/d/ January 20, 2009